Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RESULTS OF ITS
GENERAL MEETING

Tel Aviv, Israel, May 7, 2009, Elbit Imaging Ltd. (the “Company”) (NASDAQ: EMITF), announced today the results of the General Meeting of its shareholders held on Thursday, May 7, 2009, in Tel-Aviv, Israel (the “Meeting”).

At the Meeting, the Company’s shareholders: (i) approved and ratified the cash dividend paid by the Company in June 2008; (ii) approved the amendment and restatement of the memorandum of association and the articles of association of the Company, with the exception of the proposed modification to allow the Company to give an advance undertaking that is not limited in amount, to indemnify its officers and directors for litigation expenses incurred in consequence of actions taken in such capacity; and (iii) approved the appointment of Ms. Hila Zisser-Bendet as a Brand Manager in the Company’s retail division and her employment terms.

Set forth below is a summary of the material terms of the employment agreement of Ms. Hila Zisser-Bendet, as finally approved by the shareholders.

To the extent that any question arises as to the interpretation or implementation of any employment terms, the Company will follow the policy of the Company that applies generally to the employees of Ms. Zisser-Bendet’s peer group, which consists of the managers at her level who are employed by the Company’s retail division (the “Peer Group”).

Salary: Monthly gross salary of NIS 10,000 (which is equivalent to US$2,403, based on the representative exchange rate published by the Bank of Israel on May 4, 2009), with an automatic annual increase of 2.5%, subject to the discretion of the chief executive officer of the Company’s retail division to deny any such increase, in whole or in part.

Annual Bonus: Not to exceed two months’ salary, at the discretion of the chief executive officer of the Company’s retail division.

Social Benefits: The employment agreement provides for customary terms of managers insurance (bituach minhalim) and educational fund (keren hishtalmut) in accordance with Company policy in effect from time to time, as well as convalescence fees (dmey havraa) pursuant to applicable law.

Vacation and Sick Leave: 20 paid vacation days per year in accordance with Company policy in effect from time to time and such number of sick days per year pursuant to applicable law, which shall be payable in accordance with Company policy in effect from time to time.

Other Benefits: Mobile phone and related expenses of up to NIS 600 per month. Use of a ‘level 2' company car and related expenses or the cash equivalent of the cost there. No medical insurance.

Equity: If an equity incentive plan is adopted in the future for the benefit of the Peer Group, then the Company will grant to Ms. Zisser-Bendet shares and/or options in the same amounts and on the same terms as it grants to the other employees in the Peer Group.

Business Expenses: Reimbursement of business-related expenses against receipts therefor in accordance with Company policy in effect from time to time.

Term: The employment agreement will enter into effect on July 1, 2009. Subject to a six-month trial period, during which the chief executive officer of the Company’s retail division may terminate the employment agreement upon written notice, the term of the agreement is unlimited, and each party may terminate the agreement upon three months’ prior written notice, during which notice period, the employment shall continue in accordance with the terms of the agreement.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000 Fax: +972-3-608-6054

Directorship: No option to be appointed as a director of one or more subsidiaries of the Company’s retail division.

Adjustment Period: In the event of termination of employer-employee relations, the employee will be not be entitled to a paid adjustment period.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact Shimon Yitzhaki, President Elbit Imaging Ltd. (972-3) 608-6000 syitzhaki@elbitimaging.com Dudi Machluf, CFO Elbit Imaging Ltd. (972-3) 608-6024 dudim@elbitimaging.com	Investor Contact Mor Dagan Investor Relations Tel:+972-3-516-7620 mor@km-ir.co.il